

Mail Stop 3030

April 2, 2009

<u>VIA U.S. MAIL</u>

Susan E. Knight
Chief Financial Officer
MTS Systems Corporation
14000 Technology Drive
Eden Prairie, Minnesota 55344

> **Re:** **MTS Systems Corporation**
> **Form 10-K for the year ended September 27, 2008**
> **Filed November 25, 2008**
> **File No. 000-09459**

Dear Ms. Knight:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief